UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated July 26, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: July 26, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-18 July 26, 2007

PORTAL RESOURCES FEATURED ON CEO CLIPS

ON THE BIOGRAPHY CHANNEL

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that The Biography Channel in Canada has begun airing a feature on Portal Resources.

CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature Portal on The Biography Channel for three weeks, throughout the day and evenings, beginning July 23, 2007.  It can be viewed on Portal’s website at www.portalresources.net .  In addition, it will be posted on Yahoo Finance Canada.

About The Biography Channel: "Over Half of Canadians in digital households watch The Biography Channel," Roper Report 2005.  The Biography Channel finished #1 in awareness, viewership and importance to the enjoyment of cable in the latest Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 800,000 Canadian homes.

Portal Resources is focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the USA. The company currently controls over 1,300 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs, can be viewed at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

THIS NEWS RELEASE IS NOT AN OFFER OF SECURITIES

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.  Any public offering of securities in the United States must be made by means of a prospectus that contains detailed information about the Company and its management, as well as financial statements.